FIRST MERCHANTS CORPORATION THE STRENGTH OF BIG. THE SERVICE OF SMALL. www.firstmerchants.com NASDAQ: FRME Michael C. Rechin Mark K. Hardwick Michael J. Stewart John J. Martin President Executive Vice President Executive Vice President Executive Vice President Chief Executive Officer Chief Financial Officer Chief Banking Officer Chief Credit Officer Chief Operating Officer ® 4th Quarter 2016 Filed by First Merchants Corporation pursuant to Rule 425 under the Securities Act of 1933. Subject Company: The Arlington Bank Commission Securities Exchange Act File No. 000-17071 Subject Company: Independent Alliance Banks, Inc. Commission Securities Exchange Act File No. 000- 17071

THE STRENGTH OF BIG. THE SERVICE OF SMALL. www.firstmerchants.com 2 This presentation contains forward-looking statements made pursuant to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements can often, but not always, be identified by the use of words like “believe”, “continue”, “pattern”, “estimate”, “project”, “intend”, “anticipate”, “expect” and similar expressions or future or conditional verbs such as “will”, would”, “should”, “could”, “might”, “can”, “may”, or similar expressions. These forward-looking statements include, but are not limited to, statements relating to the expected timing and benefits of the proposed merger between First Merchants Corporation (“First Merchants”) and The Arlington Bank and the proposed merger between First Merchants and Independent Alliance Banks, Inc. (the “Mergers”), including future financial and operating results, cost savings, enhanced revenues, and accretion/dilution to reported earnings that may be realized from the Mergers, as well as other statements of expectations regarding the Mergers, and other statements of First Merchants’ goals, intentions and expectations; statements regarding the First Merchants’ business plan and growth strategies; statements regarding the asset quality of First Merchants’ loan and investment portfolios; and estimates of First Merchants’ risks and future costs and benefits, whether with respect to the Mergers or otherwise. These forward-looking statements are subject to significant risks, assumptions and uncertainties that may cause results to differ materially from those set forth in forward-looking statements, including, among other things: the risk that the businesses of First Merchants and The Arlington Bank , and the businesses of First Merchants and Independent Alliance Banks, Inc. will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; expected revenue synergies and cost savings from the Mergers may not be fully realized or realized within the expected time frame; revenues following the Mergers may be lower than expected; customer and employee relationships and business operations may be disrupted by the Mergers; the ability to obtain required governmental and shareholder approvals, and the ability to complete the Mergers on the expected timeframe; possible changes in economic and business conditions; the existence or exacerbation of general geopolitical instability and uncertainty; the ability of First Merchants to integrate recent acquisitions and attract new customers; possible changes in monetary and fiscal policies, and laws and regulations; the effects of easing restrictions on participants in the financial services industry; the cost and other effects of legal and administrative cases; possible changes in the credit worthiness of customers and the possible impairment of collectability of loans; fluctuations in market rates of interest; competitive factors in the banking industry; changes in the banking legislation or regulatory requirements of federal and state agencies applicable to bank holding companies and banks like First Merchants’ affiliate bank; continued availability of earnings and excess capital sufficient for the lawful and prudent declaration of dividends; changes in market, economic, operational, liquidity, credit and interest rate risks associated with the First Merchants’ business; and other risks and factors identified in each of First Merchants’ filings with the Securities and Exchange Commission. Neither First Merchant, The Arlington Bank, nor Independent Alliance Banks, Inc. undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this presentation or press release. In addition, the companies’ past results of operations do not necessarily indicate either of their anticipated future results, whether the Mergers are effectuated or not. ® Forward-Looking Statements

THE STRENGTH OF BIG. THE SERVICE OF SMALL. www.firstmerchants.com 3 ® Forward-Looking Statements ADDITIONAL INFORMATION Communications in this report do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy vote or approval. The proposed mergers will be submitted to The Arlington Bank shareholders and Independent Alliance Banks, Inc.’s shareholders for their consideration. In connection with the proposed mergers, it is expected that such shareholders shall be provided with a Proxy Statement, as well as other relevant documents concerning the proposed transactions. SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT REGARDING THE MERGERS WHEN IT BECOMES AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS CONCERNING THE PROPOSED TRANSACTION, TOGETHER WITH ALL AMENDMENTS OR SUPPPLEMENTS TO THOSE DOCUMENTS, AS THEY WILL CONTAIN IMPORTANT INFORMATION. The Arlington Bank and Independent Alliance Banks, Inc. and their directors and executive officers may be deemed to be participants in the solicitation of proxies from their shareholders in connection with the proposed Mergers. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statements regarding the proposed Mergers when they become available. NON-GAAP FINANCIAL MEASURES These slides contain non-GAAP financial measures. For purposes of Regulation G, a non-GAAP financial measure is a numerical measure of the registrant’s historical or future financial performance, financial position or cash flows that excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with GAAP in the statement of income, balance sheet or statement of cash flows (or equivalent statements) of the issuer; or includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented. In this regard, GAAP refers to generally accepted accounting principles in the United States. Pursuant to the requirements of Regulation G, First Merchants Corporation has provided reconciliations within the slides, as necessary, of the non-GAAP financial measure to the most directly comparable GAAP financial measure.

THE STRENGTH OF BIG. THE SERVICE OF SMALL. Why Invest in First Merchants? www.firstmerchants.com 4 ®

Financial Highlights Assets $ 7,211,611 Loans, Net $ 5,073,608 Deposits $ 5,556,498 Tangible Common Equity $ 642,666 TCE/TA 9.24% 2016 Net Income – YTD $ 81,051 2016 ROAA – YTD 1.17% 2016 ROATCE - YTD 12.82% NPAs/Loans + OREO 0.85% THE STRENGTH OF BIG. THE SERVICE OF SMALL. Company Profile (as of 12/31/2016) www.firstmerchants.com 5 Market Information Common Shares Outstanding 40,912,697 Market Cap $ 1,540,363 Dividend Yield 1.43% Price/Tangible Book Value 2.38x Price/LTM EPS 19.0x Price/2016 Est. EPS 19.5x Leadership Team – First Merchants Name/Title Michael C. Rechin, President & CEO Mark K. Hardwick, EVP, Chief Financial Officer & Chief Operating Officer Michael J. Stewart, EVP & Chief Banking Officer John J. Martin, EVP & Chief Credit Officer First Merchants  First Merchants Bank, formed in 1893, celebrating its 123rd anniversary.  First Merchants Corporation, organized in 1982, is the largest financial services holding company headquartered in Central Indiana ® ($ in Thousands)

THE STRENGTH OF BIG. THE SERVICE OF SMALL. www.firstmerchants.com 6 Key Market Profiles Loans Deposits $2,250M Indianapolis $1,572M 948M Muncie 1,644M 668M Munster 1,002M 565M Lafayette 987M 709M Columbus 351M $5,140M Total $5,556M (as of December 31, 2016) ® Mission Statement To be the most responsive, knowledgeable and high-performing bank for our clients, teammates and shareholders. Our Franchise

Key FMC Deposit Market Share
FDIC Data June 30, 2016

County	Region/Type	Market Position	Market %	$ Deposits
Delaware County, IN	Muncie (Established)	1	46.17%	$ 893,981
Jasper County, IN	Lafayette (Established)	1	31.26%	198,089
White County, IN	Lafayette (Established)	1	33.24%	159,014
Shelby County, IN	Indianapolis (Growth)	1	19.18%	103,239
Jay County, IN	Muncie (Established)	1	44.32%	91,506
Union County, IN	Muncie (Established)	1	43.39%	47,973
Tippecanoe County, IN	Lafayette (Established)	2	20.91%	510,925
Madison County, IN	Indianapolis (Growth)	2	24.59%	325,704
Henry County, IN	Muncie (Established)	2	37.87%	238,625
Wabash County, IN	Muncie (Established)	2	14.87%	54,790
Hendricks County, IN	Indianapolis (Growth)	3	11.33%	240,483
Adams County, IN	Muncie (Established)	3	16.69%	104,959
Randolph County, IN	Muncie (Established)	3	7.61%	63,409
Clinton County, IN	Lafayette (Established)	3	13.77%	60,689
Morgan County, IN	Indianapolis (Growth)	4	11.59%	98,643
Hancock County, IN	Indianapolis (Growth)	4	8.61%	80,930
Carroll County, IN	Lafayette (Established)	4	10.66%	32,907
Brown County, IN	Indianapolis (Growth)	4	19.11%	18,656
Lake County, IN	Lafayette (Established)	5	7.83%	670,030
Hamilton County, IN	Indianapolis (Growth)	5	6.37%	522,258
Johnson County, IN	Indianapolis (Growth)	5	7.23%	142,769
Fayette County, IN	Muncie (Established)	5	8.47%	26,526
Miami County, IN	Muncie (Established)	5	7.99%	31,331
Sub Total				$4,717,436
First Merchants Total				$5,447,848

www.firstmerchants.com
THE STRENGTH OF BIG. THE SERVICE OF SMALL. 7

THE STRENGTH OF BIG. THE SERVICE OF SMALL. First Merchants “Whole Bank” Strategy www.firstmerchants.com 8  Commercial Banking  Consumer Banking  Private Wealth Advisors  Growth Strategy • Organic • Merger/Acquisition ®

THE STRENGTH OF BIG. THE SERVICE OF SMALL. First Merchants Strategy www.firstmerchants.com 9  Commercial Bank • Located in Prime Growth Commercial Banking Markets • Indianapolis, Indiana • Columbus, Ohio • Lafayette, Indiana • Northwest Indiana • Hire the Best Talent Supported with the Finest: • Sales Management Process • Lending and Cash Management Services • Revenue-Based Incentive System ®

THE STRENGTH OF BIG. THE SERVICE OF SMALL. First Merchants Strategy www.firstmerchants.com 10  Consumer Retail Bank • Diversely Located in Stable Rural and Growth Metro Markets • Supported by: • Talented Customer Service Oriented Banking Center and Call Center Professionals • State-of-the-Art Deposit and CRM Systems • Highly Usable Online Banking System • Widely Available Mobile Banking System • Customer Service and Relationship Growth-Oriented Incentive System ®

THE STRENGTH OF BIG. THE SERVICE OF SMALL. First Merchants Strategy www.firstmerchants.com 11 “Service-driven alternative to super-regional bank competitors. Deliver superior service with presence close to the customer for . . . ” “We specialize in our communities”  Retail Banking  Mortgage Banking  Commercial Banking • Business Banking • Commercial & Industrial • Agriculture • Specialty Finance • Healthcare Services • Real Estate • Cash Management Services  Private Wealth Advisory (private banking, investment management, personal trust, brokerage, and retirement) ®

THE STRENGTH OF BIG. THE SERVICE OF SMALL. www.firstmerchants.com 12 WEALTH ADVISORY MORTGAGE COMMERCIAL BANKING RETAIL BANKING Supported by LOB Strategies Indianapolis Higher Growth Brown, Hamilton, Hancock, Hendricks, Johnson, Madison, Marion, Morgan, Shelby Counties Columbus, OH Higher Growth Franklin County, OH Lafayette Established Carroll, Clinton, Jasper, Montgomery, Tippecanoe, White Counties Muncie Established Adams, Delaware, Fayette, Henry, Jay, Miami, Randolph, Union, Wabash, Wayne Counties, IN Butler, County, OH Munster Higher Growth Lake & Porter, IN Cook & DuPage, IL How We Deliver ®

THE STRENGTH OF BIG. THE SERVICE OF SMALL. Organic Growth Opportunities Exists in All Directions www.firstmerchants.com 13 Lafayette MSA Entered: 2002 Total Population: 217,817 Deposit Market Share: 18.18% Indianapolis MSA Entered: 1998 Total Population: 2,017,134 Deposit Market Share: 3.41% Columbus, Ohio MSA Entered: 2003 Total Population: 2,058,417 Deposit Market Share: .55% Northwest Indiana MSA* Entered: 2013 Total Population: 687,070 Deposit Market Share: 13.72% *Includes Jasper, Lake, and Porter counties ® LEGACY MARKET Muncie MSA Established: 1893 Total Population: 116,511 Current Market Share: 46.17%

14 Ranked Best in the Midwest for Business*  AAA Credit Rating**  1st in the Nation for Small Business Growth  1st Nationally for Cost of Doing Business  1st Nationally for Highway Accessibility  1st in the Midwest/8th Nationally for Low Taxes  Leading the Nation in Manufacturing Job Growth  2nd Nationally for Availability of Skilled Labor  2nd Best City in the Nation for Recent Graduates (Indianapolis)  Home to the 2nd Largest Global Fed Ex Air Hub  Regulatory Climate Ranks 2nd in the Nation  4th Nationally for Cost of Living  Indiana’s 3 Maritime Ports Rank 6th in Waterborne Shipping  8th Best State for Business Indiana THE STRENGTH OF BIG. THE SERVICE OF SMALL. www.firstmerchants.com *IEDC **S&P, Moody’s & Fitch

15 Delaware County, IN* Rank Branches Deposits Mkt. Share 1 First Merchants Corporation 12 893,981 46.17% 2 Mutual First Financial 9 476,957 24.63% 3 J.P. Morgan Chase 4 220,534 11.39% 4 Old National Bancorp 7 206,538 10.67% 5 Star Financial Group 3 136,933 7.07% 6 Woodforest Financial Group 1 1,391 0.07% Market Total 38 $1,936,334 Projected HHI & Pop. Change 2017-2022 *SNL Financial FDIC Summary of Deposits as of June 30, 2016 Notable Major Employers  Located 58 miles northeast of Indianapolis in the east central portion of the state  Described by several national studies as a typical American community, Delaware County offers the advantages of larger cities without the hassles and costs associated with living in major metropolitan areas.  Easy access to the top 100 markets in the country, Muncie-Delaware County has a diverse economic landscape  Ranked #27, Forbes Best Small Places for Business and Careers  Workforce experienced in life science, advanced manufacturing, 21st century logistics and information technology  Home to Ball State University Muncie Market ® 7.27% 8.00% 8.01% 3.77% 2.11% 0.15% U.S. Indiana Delaware Co. HHI Pop.

7.27% 8.00% 8.97% 3.77% 2.11% 7.34% U.S. Indiana Hamilton Co. HHI Pop. Projected HHI & Pop. Change 2017-2022 16 Hamilton County, IN** Rank Branches Deposits Mkt. Share 1 First Internet Bancorp 1 1,397,573 17.05% 2 JPMorgan Chase & Co. 15 1,339,119 16.34% 3 Merchants Bancorp 2 1,119,000 13.65% 4 PNC Financial Services Group 12 566,061 6.91% 5 First Merchants Corporation 12 522,258 6.37% 6 Lakeland Financial Corp 3 520,349 6.35% 7 Fifth Third Bancorp 7 465,152 5.68% 8 Huntington Bancshares 12 408,965 4.99% 9 Bank of Montreal 9 359,542 4.39% 10 KeyCorp 7 271,393 3.31% Market Total 117 $8,195,095  Indianapolis metropolitan area includes four of the five fastest- growing counties in Indiana and 10 of the 11 fastest-growing cities and towns with populations of at least 5,000*  The 2015 population estimates released by the U.S. Census Bureau show suburban Hamilton County’s population grew 13% over the last five years*  Indiana’s population has grown 2% since 2010*  Indiana’s population growth outpaced those of neighboring states Illinois, Kentucky, Michigan and Ohio*  With 862,781 residents, Indianapolis was the nation’s 14th largest city* *IBJ.com **SNL Financial FDIC Summary of Deposits as of June 30, 2016 Notable Major Employers Indianapolis Market ®

7.27% 8.00% 3.77% 3.77% 2.11% 5.19% U.S. Indiana Tippecanoe Co. HHI Pop. 17 Tippecanoe County, IN** Rank Branches Deposits Mkt. Share 1 JPMorgan Chase & Co. 6 $ 701,835 28.72% 2 First Merchants Corporation 9 510,925 20.91% 3 Regions Financial Corp 7 296,336 12.13% 4 Old National Bancorp 5 257,117 10.52% 5 Lafayette Community Bancorp 4 149,577 6.12% 6 First Bancshares, Inc. 4 125,097 5.12% 7 Huntington Bancshares, Inc. 4 123,337 5.05% 8 Fifth Third Bancorp 3 86,976 3.56% 9 1st Source Corp 3 66,711 2.73% 10 Salin Bancshares 3 47,662 1.95% Market Total 57 $ 2,443,556  Ranked #1 in Indiana and #8 nationally, Fortune, Best Place for Small Business, based on cost of business, jobs growth, educational achievements  Ranked #2, Forbes Best Small Places for Business and Careers  Ranked #2 in Indiana for STEM job density, with 13.6% of the workforce, topping the state’s 10.9% & national average of 11.9% (Lafayette up 70.6% since 2001, with 4,850 new jobs)**  Ranked #17 of 200, New Geography, Best Cities for Manufacturing  Home to Purdue University Projected HHI & Pop. Change 2017-2022 Notable Major Employers *SNL Financial FDIC Summary of Deposits as of June 30, 2016 **Indianapolis Business Journal Lafayette Market ®

18 Lake County, IN* Rank Branches Deposits Mkt. Share 1 JPMorgan Chase & Co. 24 $ 1,812,142 21.17% 2 First Bancshares, Inc. 29 1,790,048 20.91% 3 First Midwest Bancorp 21 1,015,796 11.87% 4 Northwest Indiana Bancorp 15 731,032 8.54% 5 First Merchants Corporation 11 670,030 7.83% 6 First Financial Bancorp 7 652,030 7.62% 7 Fifth Third Bancorp 13 499,788 5.84% 8 Bank of Montreal 15 478,887 5.59% 9 PNC Financial Services Group 4 172,235 2.01% 10 AMB Financial Corp 4 172,143 2.01% Market Total 163 $ 8,560,942  Indiana’s second-most populous market  Benefit from its Chicago proximity  Continue to produce finest steels, refine the cleanest fuels and deliver the best products to the Midwest**  New investments by world-class companies like BP, Pratt Industries, Alcoa Howmet, Urschel Labs and Monosol**  Lakefront being revitalized through the Marquette Plan and assistance of the Regional Development Authority** 7.27% 8.00% 8.16% 3.77% 2.11% -0.54% U.S. Indiana Lake County HHI Pop. Notable Major Employers *SNL Financial FDIC Summary of Deposits as of June 30, 2016 **www.nwiforum.org/nwi-becoming-an-economic powerhouse Northwest Indiana Market ® Projected HHI & Pop. Change 2017-2022

19  Second-most populous county in Ohio  Within 600 miles of 60% of All U.S. and Canadian Population  Ranked 2nd in CNBC’s 2010 study of state transportation systems for its infrastructure, vitality, quality roads, and ability to cost-effectively ship goods by land, air, and water**  Home to Ohio State University 7.27% 8.07% 7.59% 3.77% 0.89% 5.04% U.S. Ohio Franklin County HHI Pop. Projected HHI & Pop. Change 2017-2022 Notable Major Employers *SNL Financial FDIC Summary of Deposits as of June 30, 2016 **http://jobs-ohio.com/manufacturing/ Franklin County, OH* Rank Branches Deposits Mkt. Share 1 Huntington Bancshares 70 $ 19,176,982 39.51% 2 JP Morgan Chares & Co 49 12,524,687 25.80% 3 PNC Financial Services Group 42 5,243,661 10.80% 4 Fifth Third Bancorp 42 4,775,613 9.84% 5 U. S. Bancorp 34 1,282,621 2.64% 6 Key Corp 21 1,171,856 2.41% 7 Wells Fargo & Co 1 802,026 1.65% 8 Heartland BancCorp 11 508,956 1.05% 9 WesBanco Inc. 10 466,849 .96% 10 First Financial Bancorp 6 458,581 .94% 12 First Merchants Corporation 7 325,171 0.67% Market Total 330 $ 48,539,002 Columbus, Ohio Market ®

THE STRENGTH OF BIG. THE SERVICE OF SMALL. Growth Through Acquisition www.firstmerchants.com 20  Experienced Acquirer  Expand in Current High-Growth Markets  Extend into Additional High-Growth Markets  Add to Franchise with Stable Deposit Gathering Markets ®

THE STRENGTH OF BIG. THE SERVICE OF SMALL. 21 FIRST MERCHANTS ACQUISITION EXPERIENCE 1893-2016 ®

22  Continuous Relationship Building  Complete and Thorough Due Diligence Process  Demonstrated Pricing Discipline: • Average Price to TBV of 129% • Average EPS Accretion within One Year • Average TBV Earn-back of 2.8 Years  Detailed Project Managed Integration Process  Single Charter Operating Environment  Scalable Technology and Operations Center FIRST MERCHANTS ACQUISITION PROCESS ®

THE STRENGTH OF BIG. THE SERVICE OF SMALL. Operational Delivery Highlights www.firstmerchants.com 23 Daleville Operations Facility  Strategic differentiator in support of growth and scalability  Operational services execution “hub” focusing on value creation  Functional focus: • Operations • Credit Administration • Risk Management • Technology • Project Management • Vendor Management  Located off interstate, less than an hour north of Indianapolis, IN  60,000+ square feet of flexible space Strategic Vendor Partners ®

 Retail Households: 145K  Online Banking/Digital Channel • Consumer: 62K Users • 810K logins monthly • 12K bill pay users • 74K payments monthly  Cash Management Annual Volume • Automated Clearing House (ACH) • # Originated: 2M Items ($5B) • # Received: 12M Items ($17B) • Mobile: 26K Users • 22 average logins per month • 80% average active user rate • Domestic Wires • # Originated: 33K Items ($9B) • # Received: 31K Items ($14B) • Business: 9K Users • 10% use ACH/Wire/Positive Pay • International Wires • # Originated: 4K Items ($207M) • # Received: 530 Items ($8M) • Total ATMS: 124  Total Debit Cards • 137K active cards • 3M monthly card swipes • $100M in monthly volume • Commercial Remote Deposit Capture • 462 businesses using solution • 117K deposits annually • 1.3M items deposited annually • $2.7B in total deposits 24 Operational Delivery Highlights Customer, Digital Channel & Transaction Activity THE STRENGTH OF BIG. THE SERVICE OF SMALL. www.firstmerchants.com ®

THE STRENGTH OF BIG. THE SERVICE OF SMALL. www.firstmerchants.com 25 First Merchants 2016 Performance  Full-Year Highlights • Record Net Income of $81.1 Million, a 24% Increase over 2015 • Earnings Per Share of $1.98, a 15.1% Increase over 2015; Highest in Company’s History • Total Assets of $7.2 Billion; Grew by 6.7% over 2015 • $446 Million of Organic Loan Growth for the Year Reflects a 9.5% Growth Rate  4th Quarter Highlights • Net Interest Margin Stays Strong at 3.90% • 1.26% Return on Average Assets • Efficiency Ratio of 52.18% ® “Record Level Results”

26 Total Assets ($ in Millions) THE STRENGTH OF BIG. THE SERVICE OF SMALL. www.firstmerchants.com ® 2014 2015 2016 1. Investments $1,181 $1,277 $1,305 2. Loans Held for Sale 7 10 3 3. Loans 3,925 4,694 5,140 4. Allowance (64) (62) (66) 5. CD&I & Goodwill 219 260 259 6. BOLI 169 201 202 7. Other 387 381 369 8. Total Assets $5,824 $6,761 $7,212 9. Annualized Asset Growth 7.1% 16.1% 6.7%

® THE STRENGTH OF BIG. THE SERVICE OF SMALL. www.firstmerchants.com Commercial & Industrial 23.2% Commercial Real Estate Owner-Occupied 10.3% Commercial Real Estate Non-Owner Occupied 24.8% Construction Land & Land Development 8.1% Agricultural Land 2.9% Agricultural Production 1.6% Public Finance/Other Commercial 5.0% Residential Mortgage 14.4% Home Equity 8.2% Other Consumer 1.5% QTD Yield = 4.56% YTD Yield = 4.58% Total Loans = $5.1 Billion Loan and Yield Detail (as of 12/31/2016) 27 27

® THE STRENGTH OF BIG. THE SERVICE OF SMALL. www.firstmerchants.com Mortgage- Backed Securities 32% Collateralized Mortgage Obligations 19% U. S. Agencies 2% Corporate Obligations 1% Corporate Equities 1% Tax-Exempt Municipals 45% Investment Portfolio (as of 12/31/2016)  $1.3 Billion Portfolio  Modified duration of 4.9 years  Tax equivalent yield of 3.78%  Net unrealized gain of $9.1 Million 28 28

2014 2015 2016 1. Customer Non-Maturity Deposits $3,523 $4,096 $4,428 2. Customer Time Deposits 784 880 747 3. Brokered Deposits 334 314 381 4. Borrowings 290 446 572 5. Other Liabilities 44 51 60 6. Hybrid Capital 122 123 122 7. Common Equity 727 851 902 8. Total Liabilities and Capital $5,824 $6,761 $7,212 Total Liabilities and Capital ($ in Millions) THE STRENGTH OF BIG. THE SERVICE OF SMALL. www.firstmerchants.com ® 29 29

® THE STRENGTH OF BIG. THE SERVICE OF SMALL. www.firstmerchants.com Deposit Detail (as of 12/31/2016) QTD Cost = .37% YTD Cost = .38% Total = $5.6 Billion 30 Demand Deposits 52% Savings Deposits 28% Certificates & Time Deposits of >$100,000 5% Certificates & Time Deposits of <$100,000 8% Brokered Deposits 7% 30

11.40% 11.37% 11.22% 11.31% 11.49% 11.42% 11.39% 11.05% 11.10% 9.06% 9.21% 8.95% 9.17% 9.08% 9.26% 9.43% 9.48% 9.24% 15.34% 15.12% 14.92% 14.85% 14.94% 14.79% 14.67% 14.18% 14.21% 6.00% 7.00% 8.00% 9.00% 10.00% 11.00% 12.00% 13.00% 14.00% 15.00% 16.00% 17.00% 18.00% 4Q14 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 THE STRENGTH OF BIG. THE SERVICE OF SMALL. www.firstmerchants.com Total Risk-Based Capital Ratio (Target = 13.50%) Common Equity Tier 1 Capital Ratio (Target = 10.00%) Tangible Common Equity Ratio (TCE) (Target = 8.50%) 31 Capital Ratios (Target) (Target) (Target) ®

3.80% 3.78% 3.81% 3.85% 3.75% 3.83% 3.86% 3.94% [VALUE] 3.69% 3.61% 3.65% 3.71% 3.62% 3.66% 3.65% 3.70% 3.72% 2.80% 3.00% 3.20% 3.40% 3.60% 3.80% 4.00% 4.20% $36 $40 $44 $48 $52 $56 $60 $64 Q4 - '14 Q1 - '15 Q2 - '15 Q3 - '15 Q4 - '15 Q1 - '16 Q2 - '16 Q3 - '16 Q4 - '16 Net Interest Income - FTE ($millions) Net Interest Margin Net Interest Margin - Adjusted for Fair Value Accretion THE STRENGTH OF BIG. THE SERVICE OF SMALL. www.firstmerchants.com 32 Net Interest Margin ® ($ in Millions) Q4 - '14 Q1 - '15 Q2 - '15 Q3 - '15 Q4 - '15 Q1 - '16 Q2 - '16 Q3 - '16 Q4 - '16 Net Interest Income - FTE ($millions) $ 49.2 $ 49.2 $ 51.7 $ 53.3 $ 53.2 $ 57.6 $ 59.2 $ 61.1 $ 62.1 Fair Value Accretion $ 1.4 $ 2.2 $ 2.2 $ 2.0 $ 1.9 $ 2.5 $ 3.2 $ 3.8 $ 2.9 Tax Equivalent Yield on Earning Assets 4.26% 4.24% 4.26% 4.30% 4.20% 4.28% 4.30% 4.37% 4.32% Cost of Supporting Liabilities 0.46% 0.46% 0.45% 0.45% 0.45% 0.45% 0.44% 0.43% 0.42% Net Interest Margin 3.80% 3.78% 3.81% 3.85% 3.75% 3.83% 3.86% 3.94% 3.90%

2014 2015 2016 1. Service Charges on Deposit Accounts $15.7 $16.2 $17.8 2. Wealth Management Fees 11.7 11.3 12.6 3. Insurance Commission Income 7.4 4.1 4. Card Payment Fees 11.8 13.4 15.0 5. Cash Surrender Value of Life Ins 3.7 2.9 4.3 6. Gains on Sales Mortgage Loans 4.9 6.5 7.1 7. Securities Gains/Losses 3.6 2.7 3.4 8. Gain on Sale of Insurance Subsidiary 8.3 9. Gain on Cancellation of Trust Preferred Debt 1.3 10. Other 3.0 3.1 5.0 11. Total $61.8 $69.8 $65.2 ($ in Millions) 33 Non-Interest Income THE STRENGTH OF BIG. THE SERVICE OF SMALL. www.firstmerchants.com ® – – – – –

34 Non-Interest Expense 2014 2015 2016 1. Salary & Benefits $ 96.5 $101.9 $102.6 2. Premises & Equipment 23.2 25.5 29.5 3. Core Deposit Intangible Amortization 2.4 2.8 3.9 4. Professional & Other Outside Services 8.1 9.9 6.5 5. OREO/Credit-Related Expense 3.4 3.9 2.9 6. FDIC Expense 3.7 3.7 3.0 7. Outside Data Processing 7.3 7.1 9.2 8. Marketing 3.5 3.5 3.0 9. Other 15.8 16.5 16.7 10. Non-Interest Expense $163.9 $174.8 $177.3 ($ in Millions) THE STRENGTH OF BIG. THE SERVICE OF SMALL. www.firstmerchants.com ®

35 2014 2015 2016 1. Net Interest Income $ 187.0 $ 196.4 $ 226.5 2. Provision for Loan Losses (2.6) (0.4) (5.7) 3. Net Interest Income after Provision 184.4 196.0 220.8 4. Non-Interest Income 61.8 69.8 65.2 5. Non-Interest Expense (163.9) (174.8) (177.3) 6. Income before Income Taxes 82.3 91.0 108.7 7. Income Tax Expense (22.1) (25.6) (27.6) 8. Net Income Avail. for Distribution $ 60.2 $ 65.4 $ 81.1 9. EPS $ 1.65 $ 1.72 $ 1.98 10. Efficiency Ratio 62.44% 61.19% 56.51% Earnings ($ in Millions) THE STRENGTH OF BIG. THE SERVICE OF SMALL. www.firstmerchants.com ®

36 Q1-’16 Q2-’16 Q3-’16 Q4-’16 1. Net Interest Income $ 54.5 $ 56.0 $ 57.7 $ 58.3 2. Provision for Loan Losses (0.6) (0.8) (1.9) (2.4) 3. Net Interest Income after Provision 53.9 55.2 55.8 55.9 4. Non-Interest Income 15.8 16.4 16.9 16.1 5. Non-Interest Expense (46.4) (44.9) (44.1) (41.9) 6. Income before Income Taxes 23.3 26.7 28.6 30.1 7. Income Tax Expense (5.6) (6.7) (7.5) (7.8) 8. Net Income Avail. for Distribution $ 17.7 $ 20.0 $ 21.1 $ 22.3 9. EPS $ 0.43 $ 0.49 $ 0.51 $ 0.55 10. Efficiency Ratio 61.78% 57.33% 55.12% 52.18% Quarterly Earnings ($ in Millions) THE STRENGTH OF BIG. THE SERVICE OF SMALL. www.firstmerchants.com ®

37 Per Share Results THE STRENGTH OF BIG. THE SERVICE OF SMALL. www.firstmerchants.com ® 2015 Q1 Q2 Q3 Q4 Total 1. Earnings Per Share $ .43 $ .47 $ .45 $ .37 $ 1.72 2. Dividends $ .08 $ .11 $ .11 $ .11 $ .41 3. Tangible Book Value $13.96 $14.15 $14.59 $ 14.68 2016 Q1 Q2 Q3 Q4 Total 1. Earnings Per Share $ .43 $ .49 $ .51 $ .55 $ 1.98 2. Dividends $ .11 $ .14 $ .14 $ .15 $ .54 2. Tangible Book Value $15.02 $15.53 $15.86 $15.85

$9.21 $9.64 $10.95 $12.17 $13.65 $14.68 $15.85 THE STRENGTH OF BIG. THE SERVICE OF SMALL. Dividends and Tangible Book Value 0.00 0.02 0.04 0.06 0.08 0.10 0.12 0.14 0.16 .11 www.firstmerchants.com ® .01 .03 .05 .14 .15 1.59% Forward Dividend Yield 27.3% Dividend Payout Ratio = Quarterly Dividends Tangible Book Value 38 .08 38

39 Asset Quality Summary THE STRENGTH OF BIG. THE SERVICE OF SMALL. www.firstmerchants.com ® ($ in Millions) 2014 2015 Q3-'16 2016 $ % $ % 1. Non-Accrual Loans 48.8$ 31.4$ 34.1$ 30.0$ (4.1)$ (12.0%) (1.4)$ (4.5%) 2. Other Real Estate 19.3 17.3 10.2 9.0 (1.2) (11.8%) (8.3) (48.0%) 3. Renegotiated Loans 2.0 1.9 4.0 4.7 0.7 17.5% 2.8 147.4% 4. 90+ Days Delinquent Loans 4.6 0.9 1.6 0.1 (1.5) (93.8%) (0.8) (88.9%) 5. Total NPAs & 90+ Days Delinquent 74.7$ 51.5$ 49.9$ 43.8$ (6.1)$ (12.2%) (7.7)$ (15.0%) 6. Total NPAs & 90+ Days/Loans & ORE 1.9% 1.1% 1.0% 0.9% 7. Classified Assets 191.8$ 171.8$ 173.4$ 174.1$ 0.7$ 0.4% 2.3$ 1.3% 8. Criticized Assets (includes Classified) 253.6$ 275.0$ 305.8$ 292.6$ (13.2)$ (4.3%) 17.6$ 6.4% Change From Change From Q3-'16 2015

40 ALLL and Fair Value Summary THE STRENGTH OF BIG. THE SERVICE OF SMALL. www.firstmerchants.com ® ($ in Millions) Q4-'15 Q1-'16 Q2-'16 Q3-'16 Q4-'16 1. Allowance for Loan Losses (ALLL) 62.5$ 62.1$ 62.2$ 63.5$ 66.0$ 2. Fair Value Adjustment (FVA) 47.0 47.1 42.3 37.9 34.9 3. Total ALLL plus FVA 109.5$ 109.2$ 104.5$ 101.4$ 100.9$ 4. Specific Reserves 1.8$ 1.4$ 2.1$ 1.6$ 0.9$ 5. Purchased Loans plus FVA 965.4 917.6 863.4 771.6 700.4 6. ALLL/Non-Accrual Loans 199.0% 169.1% 185.3% 186.1% 220.1% 7. ALLL/Non-purchased Loans 1.65% 1.62% 1.56% 1.50% 1.47% 8. ALLL/Loans 1.33% 1.32% 1.29% 1.28% 1.28% 9. ALLL & FVA/Total Loan Balances plus FVA1 2.31% 2.29% 2.15% 2.02% 1.95% 1 Management uses this Non-GAAP measure to demonstrate coverage and credit risk

THE STRENGTH OF BIG. THE SERVICE OF SMALL. www.firstmerchants.com 41 ®

42 FMC Strategy and Tactics Overview THE STRENGTH OF BIG. THE SERVICE OF SMALL. www.firstmerchants.com Looking Forward . . . ®  Continue to Win in our Markets – Geographic Community-Based Banking Model  Increase Focus on Treasury Management Services for Deposit and Fee Generation  Exploit Back-Office Infrastructure for Efficiency and Operating Leverage  Build Out Specialty Finance Businesses and Lending Verticals  Persistent Focus on Banking Center Optimization in Alignment with Digital Channels Migration  Explore Merger and Acquisition Opportunities

43 THE STRENGTH OF BIG. THE SERVICE OF SMALL. www.firstmerchants.com ® Recent Acquisition Announcements

44 The Arlington Bank Summary THE STRENGTH OF BIG. THE SERVICE OF SMALL. www.firstmerchants.com ®  Definitive Agreement Signed January 25, 2017  Headquartered in Columbus, Ohio  Founded in 1998  Balance Sheet as of September 30, 2016 • $305 Million in Assets • $244 Million in Loans • $260 Million in Deposits  Income Statement for Nine Months Ending September 30, 2016 • Net Income of $3.1 Million • Net Interest Margin of 3.80%  Excellent Credit Quality and Highly Profitable • NPAs / Assets of 0.67% • 1.35% ROAA LTM and 11.93% ROAE LTM

45 The Arlington Bank Financial Overview THE STRENGTH OF BIG. THE SERVICE OF SMALL. www.firstmerchants.com ® Transaction Value: $75.8 Million* Consideration: 100% Stock with Fixed Exchange Ratio of 2.7245 Required Approvals: Regulatory and The Arlington Bank Shareholders Voting Agreements for 36.40% of Shares Outstanding Key Assumptions: Cost Savings Estimated to be 35%, or $3.5 Million Estimated One-Time Transaction Costs of $6.8 Million Credit and Interest Rate Marks of $7.8 Million Financial Impact: Accretive to EPS During 2017 Tangible Book Value Earn-Back in Three Years Minimal Impact to Capital Ratios Termination Fee: $3.0 Million Anticipated Closing: Mid-Year 2017 *Based on First Merchants’ January 24, 2017 closing price of $36.46 Per Share

46 The Arlington Bank Transaction Rationale THE STRENGTH OF BIG. THE SERVICE OF SMALL. www.firstmerchants.com ®  Columbus Ohio Market Expansion • Adds Three, Full-Service Banking Centers to our Seven; Creating a Columbus Banking Presence with Nearly $1 Billion in Loans • Banking Centers Average More than $80 Million in Deposits Per Location of which 92% are Core • Improves First Merchants’ Deposit Market Position from #12 to #8 • Columbus is One of the Fastest Growing Cities in the Midwest • Arlington Bank is the 9th Largest Originator of Residential Mortgages in the Columbus, Ohio Area Strategic Opportunity Financially Attractive  Accretive to EPS During 2017  Tangible Book Value Earn-Back in Three Years  Significant Operating Efficiencies – Approximately 35% in Cost Savings Attractive Risk Profile  Cultural Fit, Retention of Key Management Members  Due Diligence Process Completed  Experienced Acquirer, Core Competency in Integration Processes

47 THE STRENGTH OF BIG. THE SERVICE OF SMALL. www.firstmerchants.com ®  Headquartered in Fort Wayne, Indiana  Founded in 2005 in a combination of two 70-year old companies; Grabill Bank and MarkleBank  Operates 16 Banking Centers plus Wealth Management and Mortgage Offices  Market Capitalization: $162.8 Million*  Balance Sheet as of December 31, 2016 • $1,088 Million in Assets • $753 Million in Loans • $861 Million in Deposits • 9.98% TCE/TA • 0.57% NPAs/Assets  Income Statement for Year Ending December 31, 2016 • Net Income of $10.2 Million • Net Interest Margin of 3.31% • ROAA of 0.94% • ROATCE of 9.57% Independent Alliance Banks, Inc. Overview

48 THE STRENGTH OF BIG. THE SERVICE OF SMALL. www.firstmerchants.com ®  Second Largest MSA in the State of Indiana • $7.8B Deposits • 13% Deposit Growth in 2016 • Population 433,872 • Median Income $52,039  County Seat for Allen County  Diversified Economy • Manufacturing – 17% • Health Care – 17% • Retail Trade – 11% • Food Services – 9%  Largest Employers • Parkview Health – 6,684 • Lutheran Health Network – 4,824 • General Motors – 4,100  Attractive Location for Businesses to Locate and Expand • High Quality Labor Force • Easy Access to Major Markets • Competitive Tax Structure • Affordable Real Estate and Low Property Taxes • Outstanding Infrastructure and Transportation Systems  Retail Hub for the Region Fort Wayne MSA Deposit Market Share Institution (ST) 2016 Rank Number of Branches Total Deposits (000) Market Share Wells Fargo 1 14 $ 2,429,377 31.1% Chase 2 13 1,122,546 14.4% Lakeland Financial 3 6 736,668 9.4% PNC Financial 4 13 731,482 9.4% Independent Alliance 5 14 646,055 8.3% STAR Financial 6 12 517,839 6.6% Old National 7 5 427,345 5.5% 1st Source 8 11 346,496 4.4% Fifth Third 9 8 211,105 2.7% Ossian Financial 10 2 85,504 1.1% Total Market 125 $ 7,814,024 Fort Wayne and Northeast Indiana Markets

49 THE STRENGTH OF BIG. THE SERVICE OF SMALL. www.firstmerchants.com ® Implied Deal Value: Blended Deal Value: $251.3 Million $271.1 Million (Inclusive of the 12.1% Purchased for $19.8 Million Cash) Consideration Fixed 1.6530 Exchange Ratio for the Remaining 87.9% IALB Common Stock not already owned by First Merchants Implied Price Per Share Blended Price Per Share $69.59 for 87.9% of IALB Common Stock $66.02 for 100% of IALB Common Stock Required Approvals: Regulatory and IALB Shareholder Key Assumptions: Cost Savings Estimated to be 38% or $10.9 Million Pre-Closing Charges of Approximately $8.3 Million Estimated One-Time Transaction Costs of $7.2 Million Credit Mark of Approximately 2.5% or $19.7 Million Earnings and Capital Impact: Accretive to EPS By 2% in 2017 and 5% Annually Thereafter Tangible Book Value Earnback of 3.75 Years Minimal Impact to Capital Ratios Termination Fee: $5.0 Million Anticipated Closing: 3rd Quarter 2017 *based on FRME closing price on February 16, 2017, taking into account FRME 12.1% IALB Investment made on November 21, 2016 Independent Alliance Banks, Inc. Transaction Overview*

50 THE STRENGTH OF BIG. THE SERVICE OF SMALL. www.firstmerchants.com ®  Contiguous Market Expansion • Significant Entry into Fort Wayne MSA, Indiana’s 2nd Largest MSA, with $646 Million in Deposits and #5 Market Share Position • #1 Market Share in Wells County with Two County Seat Locations  Strong and Growing Core Earnings, Acquisition Accretive to EPS by 2% in 2017 and 5% annually thereafter  Tangible Book Value Earn Back of 3.75 Years  Significant and Stable Core Deposits, 91% of Deposits  Maintains a Healthy Capital Position  Comprehensive Due Diligence Process Completed  Cultural Fit and Retention of Key Management Members including Mike Marhenke and Will Thatcher in Leadership Roles  Experienced Acquirer, Core Competency in Integration Processes  Market Opportunity • Leverage Successful First Merchants Model into Northeast Indiana Markets • Diverse Loan Portfolio with Significant Opportunities to Expand • Bridge to Significant Markets in North Western Ohio and Southern Michigan Strategic Opportunity Financially Attractive Attractive Risk Profile Independent Alliance Banks, Inc. Transaction Rationale

51 THE STRENGTH OF BIG. THE SERVICE OF SMALL. www.firstmerchants.com ® Merger & Acquisition History Since 2000 Partner Bank Closing Dates Partner Total Assets (in Millions) Independent Alliance Banks, Inc. Pending $1,088 The Arlington Bank (Columbus, Oh) Pending 305 Ameriana Bancorp 12/31/2015 483 Cooper State Bank (Columbus, Oh) 8/15/2015 136 Community Bank of Noblesville 11/07/2014 272 CFS Bancorp 11/12/2013 1,146 Shelby County Bank 2/10/2012 148 Lincoln Bancorp 12/31/2008 890 CNBC (Columbus, Oh) 3/01/2003 317 Lafayette Bancorporation 4/01/2002 746 Francor Financial, Inc. (Wabash, In) 7/01/2001 158 Decatur Bank & Trust Co. (Decatur, In) 5/31/2000 130

52 Why Invest in First Merchants?  Attractive and Growing Earnings Stream  One of SNL’s Top 25 Best-Performing Regional Banks in 2015  2nd Largest Indiana Bank with an Energized and Experienced Management Team  Attractive Long-Term Deposit Market Shares  Commercial Presence that Creates a Client Preference  State-of-the-Art Technology and Operations Center  Successful Acquisition and Integration Track Record THE STRENGTH OF BIG. THE SERVICE OF SMALL. www.firstmerchants.com ®

53 Research Coverage THE STRENGTH OF BIG. THE SERVICE OF SMALL. www.firstmerchants.com ®

54 Contact Information First Merchants Corporation common stock is traded on the NASDAQ Global Select Market under the symbol FRME. Additional information can be found at www.FIRSTMERCHANTS.COM Investor inquiries: David L. Ortega Investor Relations Telephone: 765.378.8937 dortega@firstmerchants.com THE STRENGTH OF BIG. THE SERVICE OF SMALL. www.firstmerchants.com ®

55 Appendix ®

Appendix – Non-GAAP Reconciliation

CAPITAL RATIOS (dollars in thousands):

	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16
Total Risk-Based Capital Ratio									
Total Stockholders' Equity (GAAP)	726,827	739,658	749,955	766,984	850,509	867,263	887,550	900,865	901,657
Adjust for Accumulated Other Comprehensive (Income) Loss [a]	1,630	1,915	6,490	3,614	1,362	(2,066)	(7,035)	(3,924)	13,581
Less: Preferred Stock		(125)	(125)	(125)	(125)	(125)	(125)	(125)	(125)
Add: Qualifying Capital Securities	55,000	56,827	56,827	51,827	55,776	55,236	55,296	55,355	55,415
Less: Tier 1 Capital Deductions		(4,381)	(2,371)	(3,418)	(2,516)	(1,999)	(1,828)	(1,440)	(376)
Less: Disallowed Goodwill and Intangible Assets	(218,755)	(205,818)	(208,980)	(208,749)	(247,006)	(250,367)	(249,932)	(249,541)	(249,104)
Less: Disallowed Servicing Assets	(167)								
Less: Disallowed Deferred Tax Assets		(1,786)	(1,581)	(1,144)	(1,677)	(2,998)	(2,743)	(2,161)	(564)
Total Tier 1 Capital (Regulatory)	$ 564,535	$ 586,290	$ 600,215	$ 608,989	$ 656,323	$ 664,944	$ 681,183	$ 699,029	$ 720,484
Qualifying Subordinated Debentures	65,000	65,000	65,000	65,000	65,000	65,000	65,000	65,000	65,000
Allowance for Loan Losses includible in Tier 2 Capital	55,972	58,688	60,865	62,012	62,453	62,086	62,186	63,456	66,037
Total Risk-Based Capital (Regulatory)	$ 685,507	$ 709,978	$ 726,080	$ 736,001	$ 783,776	$ 792,030	$ 808,369	$ 827,485	$ 851,521
Net Risk-Weighted Assets (Regulatory)	$ 4,469,765	$ 4,695,073	$ 4,865,157	$ 4,956,737	$ 5,247,617	$ 5,355,827	$ 5,511,557	$ 5,836,806	$ 5,993,381
Total Risk-Based Capital Ratio (Regulatory)	**15.34%**	**15.12%**	**14.92%**	**14.85%**	**14.94%**	**14.79%**	**14.67%**	**14.18%**	**14.21%**
Common Equity Tier 1 Capital Ratio									
Total Tier 1 Capital (Regulatory)	$ 564,535	$ 586,290	$ 600,215	$ 608,989	$ 656,323	$ 664,944	$ 681,183	$ 699,029	$ 720,484
Less: Qualified Capital Securities	(55,000)	(56,827)	(56,827)	(51,827)	(55,776)	(55,236)	(55,296)	(55,355)	(55,415)
Add: Additional Tier 1 Capital Deductions		4,381	2,371	3,418	2,516	1,999	1,828	1,440	376
Less: Preferred Stock	(125)								
Common Equity Tier 1 Capital (Regulatory)	$ 509,410	$ 533,844	$ 545,759	$ 560,580	$ 603,063	$ 611,707	$ 627,715	$ 645,114	$ 665,445
Net Risk-Weighted Assets (Regulatory)	$ 4,469,765	$ 4,695,073	$ 4,865,157	$ 4,956,737	$ 5,247,617	$ 5,355,827	$ 5,511,557	$ 5,836,806	$ 5,993,381
Common Equity Tier 1 Capital Ratio (Regulatory)	**11.40%**	**11.37%**	**11.22%**	**11.31%**	**11.49%**	**11.42%**	**11.39%**	**11.05%**	**11.10%**

[a] Includes net unrealized gains or losses on securities available for sale, net gains or losses on cash flow hedges, and amounts resulting from the application of the applicable accounting guidance for defined benefit and other postretirement plans.

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Appendix – Non-GAAP Reconciliation

TANGIBLE COMMON EQUITY RATIO (dollars in thousands):

	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16
Total Stockholders' Equity (GAAP)	$ 726,827	$ 739,658	$ 749,955	$ 766,984	$ 850,509	$ 867,263	$ 887,550	$ 900,865	$ 901,657
Less: Preferred Stock	(125)	(125)	(125)	(125)	(125)	(125)	(125)	(125)	(125)
Less: Intangible Assets	(218,755)	(218,033)	(220,196)	(219,503)	(259,764)	(261,799)	(260,822)	(259,844)	(258,866)
Tangible Common Equity (non-GAAP)	$ 507,947	$ 521,500	$ 529,634	$ 547,356	$ 590,620	$ 605,339	$ 626,603	$ 640,896	$ 642,666
Total Assets (GAAP)	$ 5,824,127	$ 5,877,521	$ 6,140,308	$ 6,189,797	$ 6,761,003	$ 6,798,539	$ 6,906,418	$ 7,022,352	$7,211,611
Less: Intangibles Assets	(218,755)	(218,033)	(220,196)	(219,503)	(259,764)	(261,799)	(260,822)	(259,844)	(258,866)
Tangible Assets (non-GAAP)	$ 5,605,372	$ 5,659,488	$ 5,920,112	$ 5,970,294	$ 6,501,239	$ 6,536,740	$ 6,645,596	$ 6,762,508	$6,952,745
Tangible Common Equity Ratio (non-GAAP)	**9.06%**	**9.21%**	**8.95%**	**9.17%**	**9.08%**	**9.26%**	**9.43%**	**9.48%**	**9.24%**

TANGIBLE COMMON EQUITY PER SHARE (dollars in thousands):

	4Q10	4Q11	4Q12	4Q13	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16
Total Stockholders' Equity (GAAP)	$ 454,408	$ 514,467	$ 552,236	$ 634,923	$ 726,827	$ 739,658	$ 749,955	$ 766,984	$ 850,509	$ 867,263	$ 887,550	$ 900,865	$ 901,657
Less: Preferred Stock	(67,880)	(90,783)	(90,908)	(125)	(125)	(125)	(125)	(125)	(125)	(125)	(125)	(125)	(125)
Less: Intangible Assets	(154,019)	(150,471)	(149,529)	(202,767)	(218,755)	(218,033)	(220,196)	(219,503)	(259,764)	(261,799)	(260,822)	(259,844)	(258,866)
Tax Benefit	2,907	2,224	2,249	4,973	6,085	5,849	5,619	5,388	6,278	6,753	6,453	6,204	5,930
Tangible Common Equity, Net of Tax (non-GAAP	$ 235,416	$ 275,437	$ 314,048	$ 437,004	$ 514,032	$ 527,349	$ 535,253	$ 552,744	$ 596,898	$ 612,092	$ 633,056	$ 647,100	$ 648,596
Shares Outstanding	25,574,251	28,559,707	28,692,616	35,921,761	37,669,948	37,781,488	37,824,649	37,873,921	40,664,258	40,749,340	40,772,896	40,799,025	40,912,697
Tangible Common Equity per Share (non-GAAP)	**$ 9.21**	**$ 9.64**	**$ 10.95**	**$ 12.17**	**$ 13.65**	**$ 13.96**	**$ 14.15**	**$ 14.59**	**$ 14.68**	**$ 15.02**	**$ 15.53**	**$ 15.86**	**$ 15.85**

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Appendix – Non-GAAP Reconciliation

EFFICIENCY RATIO (dollars in thousands):

	2014	2015	1Q16	2Q16	3Q16	4Q16	2016
Non Interest Expense (GAAP)	$ 164,008	$ 174,806	$ 46,475	$ 44,835	$ 44,115	$ 41,934	$ 177,359
Less: Core Deposit Intangible Amortization	(2,445)	(2,835)	(978)	(977)	(978)	(977)	(3,910)
Less: OREO and Foreclosure Expenses	(3,462)	(3,956)	(751)	(915)	(637)	(574)	(2,877)
Adjusted Non Interest Expense (non-GAAP)	158,101	168,015	44,746	42,943	42,500	40,383	170,572
Net Interest Income (GAAP)	187,037	196,404	54,455	55,962	57,682	58,374	226,473
Plus: Fully Taxable Equivalent Adjustment	7,921	10,975	3,136	3,256	3,402	3,747	13,541
Net Interest Income on a Fully Taxable Equivalent Basis (non-GAAP)	194,958	207,379	57,591	59,218	61,084	62,121	240,014
Non Interest Income (GAAP)	61,816	69,868	15,837	16,385	16,861	16,120	65,203
Less: Investment Securities Gains (Losses)	(3,581)	(2,670)	(997)	(706)	(839)	(847)	(3,389)
Adjusted Non Interest Income (non-GAAP)	58,235	67,198	14,840	15,679	16,022	15,273	61,814
Adjusted Revenue (non-GAAP)	253,193	274,577	72,431	74,897	77,106	77,394	301,828
Efficiency Ratio (non-GAAP)	**62.44%**	**61.19%**	**61.78%**	**57.33%**	**55.12%**	**52.18%**	**56.51%**

FORWARD DIVIDEND YIELD

	4Q16
Most recent quarter's dividend per share	$ 0.15
Most recent quarter's dividend per share - Annualized	0.60
Stock Price at 12/31/16	37.65
Forward Dividend Yield	**1.59%**

DIVIDEND PAYOUT RATIO

	2016
Dividends per share	$ 0.54
Earnings Per Share	1.98
Dividend Payout Ratio	**27.3%**

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Appendix – Non-GAAP Reconciliation

ALLOWANCE AS A PERCENTAGE OF NON-PURCHASED LOANS (dollars in thousands):

	4Q15	1Q16	2Q16	3Q16	4Q16
Loans Held for Sale (GAAP)	$ 9,894	$ 3,628	$ 18,854	$ 1,482	$ 2,929
Loans (GAAP)	4,693,822	4,709,907	4,791,429	4,973,844	5,139,645
Total Loans	4,703,716	4,713,535	4,810,283	4,975,326	5,142,574
Less: Purchased Loans	(917,589)	(870,507)	(821,158)	(733,715)	(665,417)
Non-Purchased Loans (non-GAAP)	$ 3,786,127	$ 3,843,028	$ 3,989,125	$ 4,241,611	$ 4,477,157
Allowance for Loan Losses (GAAP)	$ 62,453	$ 62,086	$ 62,186	$ 63,456	$ 66,037
Fair Value Adjustment (FVA) (GAAP)	47,057	47,104	42,291	37,898	34,936
Allowance plus FVA (non-GAAP)	$ 109,510	$ 109,190	$ 104,477	$ 101,354	$ 100,973
Total Loans	$ 4,703,716	$ 4,713,535	$ 4,810,283	$ 4,975,326	$ 5,142,574
Fair Value Adjustment (FVA) (GAAP)	47,057	47,104	42,291	37,898	34,936
Total Loans plus FVA (non-GAAP)	$ 4,750,773	$ 4,760,639	$ 4,852,574	$ 5,013,224	$ 5,177,510
Allowance as a Percentage of Non-Purchased Loans (non-GAAP)	**1.65%**	**1.62%**	**1.56%**	**1.50%**	**1.47%**
Allowance plus FVA as a Percentage of Total Loans plus FVA (non-GAAP)	**2.31%**	**2.29%**	**2.15%**	**2.02%**	**1.95%**

CONSTRUCTION AND INVESTMENT REAL ESTATE CONCENTRATIONS (dollars in thousands):

	2015	3Q16	2016
Total Risk-Based Capital (Subsidiary Bank Only)			
Total Stockholders' Equity (GAAP)	$ 927,774	$ 972,182	$ 973,641
Adjust for Accumulated Other Comprehensive (Income) Loss [1]	(579)	(6,332)	9,701
Less: Preferred Stock	(125)	(125)	(125)
Less: Tier 1 Capital Deductions	(1,903)	(889)	-
Less: Disallowed Goodwill and Intangible Assets	(246,558)	(249,093)	(248,656)
Less: Disallowed Deferred Tax Assets	(1,269)	(1,334)	-
Total Tier 1 Capital (Regulatory)	677,340	714,409	734,561
Allowance for Loan Losses includible in Tier 2 Capital	62,453	63,456	66,037
Total Risk-Based Capital (Regulatory)	$ 739,793	$ 777,865	$ 800,598
Construction, Land and Land Development Loans	$ 366,704	$ 368,241	$ 418,703
Concentration as a % of the Bank's Risk-Based Capital	**49.6%**	**47.3%**	**52.3%**
Construction, Land and Land Development Loans	$ 366,704	$ 368,241	$ 418,703
Investment Real Estate Loans	1,090,573	1,264,304	1,272,415
Total Construction and Investment RE Loans	$ 1,457,277	$ 1,632,545	$ 1,691,118
Concentration as a % of the Bank's Risk-Based Capital	**197.0%**	**209.9%**	**211.2%**

[1] Includes net unrealized gains or losses on securities available for sale, net gains or losses on cash flow hedges, and amounts resulting from the application of the applicable accounting guidance for defined benefit and other postretirement plans.

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